UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the Underwriting Agreement (the “Underwriting Agreement”), dated as of October 31, 2017, by and among Constellium N.V. (the “Company”), Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein, executed in connection with the previously announced underwritten public offering of 28,750,000 class A ordinary shares of the Company, including 3,750,000 class A ordinary shares sold to the underwriters pursuant to the overallotment option granted in the Underwriting Agreement, which the underwriters exercised on November 2, 2017 (the “Equity Offering”).

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated October 31, 2017, announcing the pricing of the Equity Offering at $11.00 per Class A ordinary share.

The Equity Offering closed on November 3, 2017.

Attached hereto as Exhibit 99.3 is the Opinion of Stibbe London N.V., dated as of November 3, 2017, as to the validity of the Class A ordinary shares issued in the Equity Offering.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated November 2, 2017, announcing the pricing of the previously announced private offering of U.S. dollar and euro denominated senior unsecured notes issued by the Company (the “Notes Offering”).

The information contained in this Form 6-K and its exhibits is not incorporated by reference into any offering memorandum or registration statement (or into any prospectus that forms a part thereof) filed by Constellium with the Securities and Exchange Commission, unless expressly referenced therein. This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to purchase or any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

Exhibit Index

No.	Description

99.1	Underwriting Agreement, dated as of October 31, 2017, by and among Constellium N.V., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. relating to the Equity Offering.

99.2	Press Release issued by Constellium N.V. on October 31, 2017 relating to the pricing of the Equity Offering.

99.3	Opinion of Stibbe London N.V., dated as of November 3, 2017 relating to the validity of the class A ordinary shares issued in the Equity Offering.

99.4	Press Release issued by Constellium N.V. on November 2, 2017 relating to the pricing of the Notes Offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

November 3, 2017	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer